Wiggin and Dana LLP Two Stamford Plaza 281 Tresser Boulevard Stamford, Connecticut 06901-3284 www.wiggin.com	Michael Grundei 203.363.7630 203.363.7676 fax mgrundei@wiggin.com

January 19, 2017

VIA EMAIL AND EDGAR

Mr. Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	magicJack VocalTec Ltd.
Press Release issued and dated January 5, 2017 circulated by Carnegie
Technologies Holdings, LLC and Paul M. Posner

Dear Mr. Hindin:

On behalf of Carnegie Technologies Holdings, LLC (“Carnegie”) and Paul M. Posner (together with Carnegie, the “Carnegie Parties”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the press release of the Carnegie Parties issued and dated January 5, 2017 (the “Press Release”) contained in your letter of January 10, 2017 (the “Comment Letter”), we submit this letter containing the Carnegie Parties’ responses to the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our responses.

1.	We note that the press release constitutes soliciting material under Exchange Act Rule 14a-1(l). I understand from our telephone call on January 9, 2017 that Carnegie Technologies and Mr. Posner intended to file the release under cover of Schedule 14A pursuant to Exchange Act 14a-12 but have had some EDGAR filing difficulties. We remind the filing parties that pursuant to Rule 14a-12(b), “[ a]ny soliciting material published, sent or given to security holders in accordance with [Rule 14a-12(a)] must be filed with the Commission no later than the date the material is first published, sent or given to security holders.”

Response 1: The Carnegie Parties respectfully acknowledge the Staff’s comment. The Carnegie Parties filed the Press Release under cover of Schedule 14A on January 18, 2017, promptly following receipt of EDGAR codes from the Commission. The Carnegie Parties also filed a Schedule 14N on that date. The Carnegie Parties will be mindful of such filing obligations as further disclosure with respect to the solicitation is disseminated.

2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following and revise accordingly:

•	“magicJack shareholders deserve a Board that is committed to a process that can unlock value for all shareholders ....” (emphasis added)
•	“With a history of value destructive decisions and ineffective leadership ...” (emphasis added)
•	“The current board of directors has been ineffective in producing an enhancement in the stock price for shareholders.” (emphasis added)
•	“The current board has used the Company's cash resources poorly, including ... overpaying for the acquisition of Broadsmart” (emphasis added)
•	“The current board has been ineffective in producing a liquid market for the Company's shares ...” (emphasis added)
•	“...[the proposed Carnegie tender offer] provides all shareholders an opportunity to sell their positions in a highly illiquid stock.” (emphasis added)

Response 2: The Carnegie Parties respectfully acknowledge the Staff’s comment. The Carnegie Parties respectfully advise the Staff that a reasonable factual basis exists for the listed statements. Support for such statements is set forth with respect to each such item below:

“magicJack shareholders deserve a Board that is committed to a process that can unlock value for all shareholders ...” (emphasis added)

Response 2a: MagicJack’s own preliminary proxy statement filed with the Commission on January 13, 2017 now describes prior discussions with the Carnegie Parties regarding a potential strategic transaction during 2016. While entertaining - and ultimately rejecting - the Carnegie offer to purchase magicJack VocalTec Ltd (“magicJack” or the “Company”), the current board appears to have taken no action to implement a structured strategic alternatives process that would unlock value for all shareholders. The Carnegie Parties believe that the foregoing provides a reasonable factual basis for the statement.

“With a history of value destructive decisions and ineffective leadership ...” (emphasis added)

Response 2b: The Carnegie Parties note that since the current board was constituted on March 26, 2013, magicJack shareholders have witnessed a 65% decline in the company’s market capitalization (from $250.4 million at March 26, 2013 to $86.6 million at August 18, 2016, the date before Kanen Wealth Management (“Kanen”) provided its August 19, 2016 letter to the

Company (the “Kanen August 19 Letter”). In addition, magicJack shareholders fared poorly compared to shareholders of magicJack’s peer group (which the Carnegie Parties consider to be 8x8, Inc., Fusion Telecommunications International, Inc., j2 Global, Inc., Mitel Networks Corporation, Ooma, Inc., RingCentral, Inc., ShoreTel, Inc., and Vonage Holdings Corp.), with magicJack ordinary shares trading (-17.3%), (-4.5%) and (-42.2%) for the 1 month, 3 month and 1 year periods before the Kanen August 19 Letter, respectively, versus the Company’s peer group average performance of +1.0%, +25.1% and +0.7% for the 1 month, 3 month and 1 year periods ending August 18, 2016, respectively. The magicJack overall underperformance to its peers was 18.3%, 29.6% and 43.0%, for the 1 month, 3 month and 1 year periods, respectively.

In addition, please refer to the detailed information set forth in Response 2d below, with respect to the acquisition price of Broadsmart relative to comparable industry transactions during the 2013-2016 period.

Such market data provides an objective and reasonable factual basis for the statement above regarding the board’s decisions and the effectiveness of its leadership.

“The current board of directors has been ineffective in producing an enhancement in the stock price for shareholders.” (emphasis added)

Response 2c: The Carnegie Parties note that since the current magicJack board of directors has been in place, magicJack shareholders have witnessed a 65% decline in the company’s market capitalization (from $250.4 million at March 26, 2013 to $86.6 million at August 18, 2016). During the same period, magicJack’s Ordinary Share price declined 60%, from $13.50 to $5.46. Such market data provides an objective and reasonable factual basis for the statement above.

“The current board has used the Company’s cash resources poorly, including ... overpaying for the acquisition of Broadsmart” (emphasis added)

Response 2d: With respect to the poor use of cash resources, the Carnegie Parties note that since the current magicJack board of directors has been in place, magicJack has spent $22 million of its cash resources over several quarters to repurchase its own shares ($2 million of which was from a stock repurchase program authorized by magicJack’s board of directors prior to the addition of Richard Harris, the last addition to the Company’s current board of directors on March 26, 2013) and another $38 million to fund the Broadsmart acquisition in Q1 2016. During the same period, magicJack shareholders have experienced a 65% decline in the Company’s market capitalization (from $250.4 million at March 26, 2013 to $86.6 million at August 18, 2016).

With respect to the statement regarding overpaying for the acquisition of Broadsmart, the Carnegie Parties based such statement on an analysis of the Broadsmart acquisition compared to ten other comparable acquisition transactions in the UCaaS market between 2013 and 2016. An analysis of transaction value as a multiple of revenue (TV/Revenue) indicated that the Broadsmart transaction multiple was the highest of the 11 total transactions (with TV/Revenue of 3.1x), and was well above the mean TV/Revenue of 1.4x for the comparable transactions (excluding the Broadsmart transaction). Note that the Broadsmart acquisition included a combination of $38 million in cash and $2 million in stock. The additional $2 million of earnout consideration is not included in the analysis.

The Carnegie Parties believe that such data collectively provides a reasonable factual basis for the indicated statement.

“The current board has been ineffective in producing a liquid market for the Company's shares ...” (emphasis added)

Response 2e: The Carnegie Parties analyzed the average trading volume of magicJack Ordinary Shares over three months on both a share amount and dollar trading volume basis for the periods set forth below:

	90 Days ended 8/18/2014	90 Days ended 8/18/2015	90 Days ended 8/18/16
Average Daily Trading Volume (ADTV)	603,783 shares	277,087 shares	73,172 shares
Average Daily Dollar Trading Volume (ADDTV)	$8.4 million	$2.1 million	$0.4 million
ADDTV / Market Capitalization	4.0%	1.3%	0.5%

The above-referenced data clearly reflects a highly (and increasingly) illiquid market for magicJack Ordinary Shares, with a 95% decline in the average daily dollar trading volume during a two year period, and a 87% decline in the liquidity as measured by ADDTV/Market Capitalization, and supports the statement set forth above.

“...[the proposed Carnegie tender offer] provides all shareholders an opportunity to sell their positions in a highly illiquid stock.” (emphasis added)

Response 2f: The Carnegie Parties respectfully refer the Staff to the analysis provided in Response 2e above, which provides an objective factual basis for the reference to the highly illiquid nature of magicJack Ordinary Shares.

3.	We note that the press release contains statements that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company's management and board of directors, all without adequate factual foundation. The following are examples of such statements:

•	“The current board is unable to make corporate decisions effectively ...” (emphasis added)
•	“it is time for significant change at the board level and to put in place skilled, experienced directors that have the willingness to return cash to shareholders, and the capability to effectively evaluate all the company's assets and run a comprehensive strategic alternatives process...” (emphasis added)
•	“The current board continued a pattern of ineffective decision making and seemingly lacked the capacity to negotiate squarely with Kanen ...” (emphasis added)

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express.

Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

Response 3: The Carnegie Parties respectfully acknowledge the Staff’s comment. The Carnegie Parties respectfully advise the Staff that they are aware of their obligations under Rule 14a-9 and will avoid disclosure that impugns the character, integrity or personal reputation of the Company's management and board of directors, without factual foundation. The Carnegie Parties’ response to each of the individually bulleted items is set forth below:

“The current board is unable to make corporate decisions effectively ...” (emphasis added)

Response 3a: While the Carnegie Parties believe that the responses and data provided in this response letter provide ample factual evidence to support the opinion that there has been a lack of effective decision making by the current board, the Carnegie Parties will refrain from references in future filings that the current board is “unable” to make corporate decisions effectively, but will instead refer to the decisions themselves and objective data with respect thereto.

“it is time for significant change at the board level and to put in place skilled, experienced directors that have the willingness to return cash to shareholders, and the capability to effectively evaluate all the company's assets and run a comprehensive strategic alternatives process...” (emphasis added)

Response 3b: The Carnegie Parties respectfully advise the Staff that the foregoing statements describe positive attributes of the proposed Carnegie slate of directors, and are not intended to, and an in fact, do not, impugn the character, integrity or personal reputation of the Company's existing management and board of directors.

“The current board continued a pattern of ineffective decision making and seemingly lacked the capacity to negotiate squarely with Kanen ...” (emphasis added)

Response 3c: While the Carnegie Parties believe that the responses and data provided in this response letter provide ample factual evidence to support the opinion that there has been ineffective decision making by the current board, and magicJack’s own preliminary proxy statement provided a detailed description of the lengthy negotiation process with Kanen, the Carnegie Parties will refrain from references in future filings that the board “seemingly lacked the capacity to negotiate squarely with Kanen.”

4.	We note the following statements:

•	“The current board has used the Company’s cash resources poorly ... overpaying for the acquisition of Broadsmart” (emphasis added)
•	“The stock immediately sold off on the news of this ill-conceived transaction.” (emphasis added)

Please provide support for such statements or refrain from using such statements in the future.

Response 4: The Carnegie Parties respectfully acknowledge the Staff’s comment. The Carnegie Parties respectfully provide support for the foregoing statements per the Staff’s request in response to each of the individually bulleted items as set forth below:

“The current board has used the Company’s cash resources poorly ... overpaying for the acquisition of Broadsmart” (emphasis added)

Response 4a: The Carnegie Parties based the foregoing statement on an analysis of the Broadsmart acquisition compared to ten other comparable acquisition transactions in the UCaaS market between 2013 and 2016. In lieu of repeating such analysis, we respectfully refer the Staff to Response 2d above.

The stock immediately sold off on the news of this ill-conceived transaction.” (emphasis added)

Response 4b: The Carnegie Parties based the foregoing statement on the following market data. The average stock price for the 90 days after the current board announced the acquisition of Broadsmart on March 15, 2016 ($6.22) declined 25% from the average stock price for the 90 days prior to the announcement ($8.34). The Carnegie Parties believe that such market data provides support for the indicated statement.

We hope that the foregoing have been responsive to the Staff’s comments. Based on the foregoing, while the Carnegie Parties will be mindful of the Staff’s comments with respect to future filings, the Carnegie Parties do not believe that any corrective disclosure is required with respect to the Press Release.

If you have any further questions regarding our responses to your comments, please do not hesitate to call the undersigned at (203) 363-7630 or Scott Kaufman at (212) 551-2639.

Sincerely,

/s/ Michael Grundei

Michael Grundei

cc:	Paul M. Posner
Scott L. Kaufman (Wiggin and Dana LLP)
Lee Sandoloski (Rosenthal Pauerstein Sandoloski Agather LLP)

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